File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	25 August 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	2


03029533



SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"Acquisition of Chilean hygiene products company"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist /Carin Posse

Encl.

dlw 8/27

File No. 82-763

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com


SCA

Acquisition of Chilean hygiene products company

SCA has acquired 50% of the privately owned Chilean hygiene products company Papeles Industriales S.A. (PISA) for a transaction value on a debt-free basis of about SEK 470 M. PISA is currently Chile's second largest producer of tissue, with a market share of about 25%, and holds a growing position in baby diapers. The acquisition is a complement to SCA's positions in the hygiene markets in Mexico, Colombia, Ecuador and other neighboring countries. SCA is already engaged in a joint venture in Chile for the sale of feminine hygiene products.

Growth in the Chilean tissue market during the past ten years has amounted to nearly 6% annually and is expected to continue at a high level. PISA's tissue operations in Santiago comprise two paper machines with a combined annual capacity of about 40,000 tons and a modern and efficient converting plant.

Based on the operating surplus during the most recent 12 months, the EBITDA multiple of the acquisition is 7.7. The acquisition yields a CVA index of 1.4, which means that the net present value of future free cash flow is expected to exceed the transaction value by about 40%. The acquisition is expected to have a positive effect on SCA's earnings per share during the first 12 months.

Stockholm, 25 August 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For more information, please contact:

Jan Åström, President and CEO, +46 70 586 07 01
Peter Nyquist, Senior Vice President Communications and Investor Relations, +46 70 575 29 06